UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Calumet Specialty Products Partners, L.P.
(Name of Issuer)
Common Units Representing Limited Partner Interests
(Title of Class of Securities)
131476103
(CUSIP Number)
Janet Krampe Grube
2780 Waterfront Pkwy. E. Dr.,
Suite 200, Indianapolis, IN 46214
317-328-5660
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 16, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	131476103

1	NAMES OF REPORTING PERSONS Janet Krampe Grube

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐ N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		3,081,142 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,081,142 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,081,142 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Janet Krampe Grube directly owns 38,105 Common Units and may be deemed to beneficially own an additional 3,043,037 Common Units in her role as sole trustee of the Janet Krampe Grube grantor retained annuity trust dated January 31, 2002 (“Grube Trust I”) and the Janet Krampe Grube grantor retained annuity trust dated March 18, 2004 (“Grube Trust II”).

CUSIP No.	131476103

1	NAMES OF REPORTING PERSONS Janet Krampe Grube grantor retained annuity trust dated January 31, 2002

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐ N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Indiana

	7	SOLE VOTING POWER

NUMBER OF		2,559,852 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,559,852 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,559,852 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Janet Krampe Grube is the sole trustee of the Janet Krampe Grube grantor retained annuity trust dated January 31, 2002 (“Grube Trust I”).

CUSIP No.	131476103

1	NAMES OF REPORTING PERSONS Janet Krampe Grube grantor retained annuity trust dated March 18, 2004

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐ N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Indiana

	7	SOLE VOTING POWER

NUMBER OF		483,185 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		483,185 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

483,185 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Janet Krampe Grube is the sole trustee of the Janet Krampe Grube grantor retained annuity trust dated March 18, 2004 (“Grube Trust II”).

EXPLANATORY NOTE
This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements certain portions of the Schedule 13D that was jointly filed with the Securities and Exchange Commission on May 14, 2008 and amended on August 19, 2010 (File No. 005-81723; Accession No: 950123-10-079132) (as amended thereby, the “Schedule 13D”) by Janet Krampe Grube, an individual (“Janet Krampe Grube”), Janet Krampe Grube grantor retained annuity trust dated January 31, 2002, an Indiana trust for which Janet Krampe Grube acts as sole trustee (“Grube Trust I”), and Janet Krampe Grube grantor retained annuity trust dated March 18, 2004, an Indiana trust for which Janet Krampe Grube acts as sole trustee (“Grube Trust II”) (each of Janet Krampe Grube, Grube Trust I and Grube Trust II are hereinafter referred to individually as a “Reporting Person” and collectively as the “Reporting Persons”), with respect to the Common Units Representing Limited Partner Interests (“Common Units”) of Calumet Specialty Products Partners, L.P. (the “Issuer”), a Delaware limited partnership. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.
Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.
Item 1. Security and Issuer
Item 1 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
(a) The class of equity securities to which this Schedule 13D (this “Schedule”) relates is the Common Units of the Issuer, which Issuer has its principal executive office at 2780 Waterfront Pkwy E. Drive, Suite 200, Indianapolis, Indiana 46214.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
At the closing of the Issuer’s initial public offering of Common Units (the “Offering”) on January 31, 2006, each of Janet Krampe Grube, Grube Trust I and Grube Trust II agreed to convey certain assets and liabilities to the Issuer. In exchange for those assets and liabilities, Janet Krampe Grube received 11,660 Common Units and 26,455 subordinated units representing limited partner interests (the “Subordinated Units”), Grube Trust I received 1,020,456 Common Units and 2,314,396 Subordinated Units and Grube Trust II received 147,853 Common Units and 335,332 Subordinated Units. Subject to the satisfaction of certain conditions, the Subordinated Units were convertible into Common Units on a one-for-one basis at the end of the subordination period dependent on financial tests, but in no event before December 31, 2010, as set forth in the First Amended and Restated Agreement of Limited Partnership of the Partnership, as amended (the “Partnership Agreement”), which is incorporated herein by reference. On February 14, 2011, the Issuer satisfied the last of these financial tests and, on February 16, 2011, all of the 26,455 Subordinated Units, 2,314,396 Subordinated Units and 335,332 Subordinated Units held by Janet Krampe Grube, Grube Trust I and Grube Trust II, respectively, converted into Common Units on a one-for-one basis. For more information on the Subordinated Units, see the Partnership Agreement, which is attached as Exhibits A, B and C to this Schedule 13D.

Item 4. Purpose of Transaction.
The first bullet of Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
•
the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer, except that the Reporting Persons may, from time to time or at any time, subject to market conditions and other factors, purchase additional Common Units in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Common Units now owned or hereafter acquired by them to one or more purchasers;

Item 5. Interest in Securities of the Issuer
Each of paragraphs (a), (c) and (e) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
(a)
According to the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 22, 2011, there were 35,279,778 Common Units of the Issuer outstanding as of February 18, 2011. In her individual capacity, Janet Krampe Grube beneficially owns 38,105 Common Units, representing approximately 0.1% of the outstanding Common Units. Grube Trust I beneficially owns 2,559,852 Common Units, representing approximately 7.3% of the outstanding Common Units. Grube Trust II beneficially owns 483,185 Common Units, representing approximately 1.4% of the outstanding Common Units. Individually and in her role as sole trustee of Grube Trust I and Grube Trust II, Janet Krampe Grube may be deemed to beneficially own 3,081,142 Common Units, representing approximately 8.7% of the outstanding Common Units.

(c)
On August 17, 2010, Grube Trust I entered into a Sale and Purchase Agreement (the “Sale and Purchase Agreement”) with AEG Associates II LLC, an Indiana Domestic Limited Liability Company (“AEG II”), pursuant to which AEG II purchased 775,000 of the Common Units held by Grube Trust I (the “Acquisition”). The closing of the Acquisition took place concurrently with the execution of the Sale and Purchase Agreement in Indianapolis, Indiana. The purchase price under the Sale and Purchase Agreement for the 775,000 Common Units is $13,678,750, or $17.65 per Common Unit. The purchase price per Common Unit was determined using the average between the highest trading price per Common Unit on August 17, 2010 of $17.85 and the lowest trading price per Common Unit on August 17, 2010 of $17.45. For more information on the Acquisition, see the Sale and Purchase Agreement that is attached as Exhibit E to this Schedule 13D.

On February 14, 2011, the Issuer satisfied the last of the earnings and distributions tests contained in the Partnership Agreement for the conversion of all of the outstanding Subordinated Units into Common Units on a one-for-one basis. The last of these requirements was met upon the Issuer’s payment of the quarterly distribution paid on February 14, 2011. Two days following this quarterly distribution to unitholders, or February 16, 2011, all of the outstanding Subordinated Units converted to common units on a one-for-one basis. As a result, on February 16, 2011, all of the 26,455 Subordinated Units, 2,314,396 Subordinated Units and 335,332 Subordinated Units held by Janet Krampe Grube, Grube Trust I and Grube Trust II, respectively, converted into Common Units on a one-for-one basis (the “Conversion”). For more information on the Subordinated Units, see the Partnership Agreement, which is attached as Exhibits A, B and C to this Schedule 13D.

Except for the Conversion, none of Janet Krampe Grube, Grube Trust I or Grube Trust II has effected any transactions in the Common Units during the past 60 days.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The last paragraph of Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The Partnership Agreement, which is incorporated herein by reference, contains various provisions with respect to the Common Units governing, among other matters, distributions, transfers and allocation of profits and losses to the partners.
Item 7. Material to be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
A.
First Amended and Restated Limited Partnership Agreement of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2006 (File No. 000-51734)).

B.
Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 11, 2006 (File No 000-51734)).

C.
Amendment No. 2 to First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 18, 2008 (File No 000-51734)).

D.	Joint Filing Agreement (filed herewith).

E.	Sale and Purchase Agreement, dated August 17, 2010, by and between AEG II and Grube Trust I (filed herewith).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 22, 2011

JANET KRAMPE GRUBE GRANTOR RETAINED ANNUITY TRUST DATED JANUARY 31, 2002

By:	/s/ Janet Krampe Grube
	Name:	Janet Krampe Grube
	Title:	Trustee

JANET KRAMPE GRUBE GRANTOR RETAINED ANNUITY TRUST DATED MARCH 18, 2004

By:	/s/ Janet Krampe Grube
	Name:	Janet Krampe Grube
	Title:	Trustee

JANET KRAMPE GRUBE

/s/ Janet Krampe Grube

EXHIBIT INDEX

A.	First Amended and Restated Limited Partnership Agreement of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2006 (File No. 000-51734)).

B.	Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 11, 2006 (File No 000-51734)).

C.	Amendment No. 2 to First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 18, 2008 (File No 000-51734)).

D.	Joint Filing Agreement (filed herewith).

E.	Sale and Purchase Agreement, dated August 17, 2010, by and between AEG II and Grube Trust I (filed herewith).